Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-257510
January 11, 2022

REALTY INCOME CORPORATION

PRICING TERM SHEET

1.875% Notes due 2027

2.500% Notes due 2042

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated January 11, 2022 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 29, 2021 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Securities:	1.875% Notes due 2027 (the “2027 notes”)
2.500% Notes due 2042 (the “2042 notes”)

The 2027 notes and the 2042 notes (collectively, the “notes”) will each constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Anticipated Rating:[1]	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by S&P Global Ratings (stable outlook)

Trade Date:	January 11, 2022

Expected Settlement Date:	January 14, 2022 (T+3)

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the third business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Offering Format:	SEC registered

Net Proceeds:	Approximately £491.7 million after deducting the underwriting discounts but before deducting estimated expenses payable by the Company

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

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Principal Amount:	2027 notes: £250,000,000
2042 notes: £250,000,000

Denominations:	2027 notes: £100,000 and integral multiples of £1,000 in excess thereof
2042 notes: £100,000 and integral multiples of £1,000 in excess thereof

Maturity Date:	2027 notes: January 14, 2027
2042 notes: January 14, 2042

Day Count Convention:	2027 notes: ACTUAL/ACTUAL (ICMA)
2042 notes: ACTUAL/ACTUAL (ICMA)

Interest Rate:	2027 notes: 1.875% per annum, accruing from January 14, 2022
2042 notes: 2.500% per annum, accruing from January 14, 2022

Interest Payment Dates:	2027 notes: Annually on January 14, commencing January 14, 2023
2042 notes: Annually on January 14, commencing January 14, 2023

Price to Public:	2027 notes: 99.487%, plus accrued interest, if any
2042 notes: 98.445%, plus accrued interest, if any

Benchmark Security:	2027 notes: UKT 1.250% due July 2027
2042 notes: UKT 4.500% due December 2042

Benchmark Security Price/Yield:	2027 notes: 101.480 / 0.974%
2042 notes: 157.589 / 1.334%

Spread to Benchmark Security:	2027 notes: +100 basis points
2042 notes: +125 basis points

Semi-Annual Yield:	2027 notes: 1.974%
2042 notes: 2.584%

Annual Yield:	2027 notes: 1.984%
2042 notes: 2.601%

Optional Redemption:	Prior to October 14, 2026 (the “2027 Notes Par Call Date”), the 2027 notes will be redeemable and, prior to July 14, 2041 (the “2042 Notes Par Call Date”), the 2042 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the notes of the applicable series to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes of such series to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming that the notes of such series matured and that accrued and unpaid interest on the notes of such series was payable on the 2027 Notes Par Call Date, in the case of the 2027 notes, or the 2042 Notes Par Call Date, in the case of the 2042 notes, discounted to such redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 15 basis points, in the case of the 2027 notes, or 20 basis points, in the case of the 2042 notes, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes of the applicable series being redeemed to such redemption date.

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On and after the 2027 Notes Par Call Date, the 2027 notes will be redeemable and, on and after the 2042 Notes Par Call Date, the 2042 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes of the applicable series to be redeemed, plus accrued and unpaid interest on the principal amount of the notes of such series being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

Tax Redemption:	The notes of each series will be redeemable, in whole but not in part, at the option of the Company in the event of certain changes in United States taxation at a redemption price equal to 100% of the principal amount of the notes of such series, plus accrued and unpaid interest on the notes of such series to the applicable redemption date. See "Description of Notes—Redemption for Changes in Taxes" in the Preliminary Prospectus Supplement for further terms and provisions applicable to redemption of the notes under these circumstances.

CUSIP:	2027 notes: 756109 BM5
2042 notes: 756109 BN3

ISIN:	2027 notes: XS2433105124
2042 notes: XS2433105470

Common Code:	2027 notes: 243310512
2042 notes: 243310547

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange.

Underwriters

Joint Book-Running Managers:	J.P. Morgan Securities plc
The Toronto-Dominion Bank
Wells Fargo Securities International Limited
Mizuho International plc
Barclays Bank PLC
Merrill Lynch International
Citigroup Global Markets Limited
Credit Suisse International
Goldman Sachs & Co. LLC
RBC Europe Limited

Co-Lead Managers:	Regions Securities LLC
Scotiabank Europe plc
U.S. Bancorp Investments, Inc.
BNY Mellon Capital Markets, LLC
PNC Capital Markets LLC
Truist Securities, Inc.

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Senior Co-Managers:	Bank of Montreal, London Branch
Morgan Stanley & Co. International plc
Stifel Nicolaus Europe Limited
UBS AG London Branch

Co-Managers:	BNP Paribas
Comerica Securities, Inc.
Evercore Group L.L.C.
Samuel A. Ramirez & Company, Inc.
Academy Securities, Inc.
Berenberg Capital Markets LLC

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes and the transfer agent for the notes and a separate affiliate of BNY Mellon Capital Markets, LLC is the paying agent for the notes.

Stifel Nicolaus Europe Limited may pay an unaffiliated entity, which is also a lender under the Company’s $3.0 billion revolving credit facility and $250.0 million term loan facility, or its affiliate a fee in connection with this offering.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $3.0 billion revolving credit facility and $250.0 million term loan facility.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $3.0 billion revolving credit facility and $250.0 million term loan facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting J.P. Morgan Securities plc by telephone (collect) at +44-20-7134-2468, The Toronto-Dominion Bank by telephone (toll-free) at 1-855-495-9846 or Wells Fargo Securities International Limited by telephone at +44 20 3942 8537.

UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in EEA or UK.

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